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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         TRIATHALON BROADCASTING COMPANY

                      Class A Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    89589P106
                                 (CUSIP Number)

                                  Mark G. Ewald
                              BEM Management, Inc.
                               520 Madison Avenue
                            New York, New York 10022
                                 (212) 832-8720
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].












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SCHEDULE 13D

CUSIP No. 89589P106

1.       NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                  a [ ]
                                                  b [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2 (d) OR 2(e)        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

SHARES                     7.       SOLE VOTING POWER
BENEFICIALLY                                None
OWNED BY
REPORTING                  8.       SHARED VOTING POWER
PERSON                                      205,000
WITH
                           9.       SOLE DISPOSITIVE POWER
                                            None

                           10.      SHARED DISPOSITIVE POWER
                                            205,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    205,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.5%

14.      TYPE OF REPORTING PERSON*       IN


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SCHEDULE 13D

CUSIP No. 89589P106

15.      NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable          a [ ]
                                          b [ ]
17.      SEC USE ONLY

18.      SOURCE OF FUNDS*
                  00

19.      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

20.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

SHARES                     7.       SOLE VOTING POWER
BENEFICIALLY                                None
OWNED BY
REPORTING                  8.       SHARED VOTING POWER
PERSON                                      205,000
WITH
                           9.       SOLE DISPOSITIVE POWER
                                            None

                           10.      SHARED DISPOSITIVE POWER
                                            205,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    205,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.5%

14.      TYPE OF REPORTING PERSON*         IN









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Item 1.           Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Triathalon Broadcasting Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Symphony Towers, 750 B Street, Suite 1920, San Diego, California 92101.

Item 2.           Identity and Background

                  The Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), a United States citizen, in his capacity as (a) one of the two managing partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"), and (b) chairman of BEM International Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM International") and, together with BEM, the "Funds"); and (2) Mark Metzger ("Mr. Metzger"), a United States citizen, in his capacity as (a) one of the two managing partners of BEM and (b) vice chairman of BEM International Management. Mr. Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                  Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as chairman and vice chairman, respectively, of BEM International Management and pursuant to various contractual arrangements are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 32nd Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr.Metzger. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

                  The shares of Common Stock which are the subject of this Statement are held by BEM (154,000 shares) and BEM International (51,000 shares).

                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






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Item 3.           Sources and Amounts of Funds or Other Considerations

                  The Funds expended an aggregate of approximately $1,997,252 (including brokerage commissions) to purchase the 205,000 shares of Common Stock held by them. The source of these monies was working capital of the respective Funds.


Item 4.           Purpose of Transaction

                  The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock for his own account or for the account of either or both of the Funds from time to time and may dispose of any or all of the shares of Common Stock held by him or the Funds at any time.

                  Except as set forth above, neither of the reporting persons nor, to the best of their knowledge, the Funds have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.



Item 5.           Interest in Securities of the Issuer

                   (a) - (b)  On the date of this Statement:

                  1. Mr. Blau and Mr. Metzger each has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 205,000 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Such shares represent approximately 6.5% of the issued and outstanding shares of Common Stock. Mr. Blau and Mr. Metzger share voting power and dispositive power over these shares of Common Stock.


                  2. The percentages used herein are calculated based upon the 3,161,283 shares of Common Stock stated to be issued and outstanding at November 13, 1997, as reflected in the Company's Form 10-Q for the quarter ended September 30, 1997.

                  (c) The trading dates, number of shares purchased and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on Nasdaq.


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                  (d) Not applicable.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                           None.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A: Joint Filing Agreement among the Reporting Persons.





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Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 29, 1998




                                          /s/ Lawrence M. Blau
                                      ----------------------------------
                                              Lawrence M. Blau



                                           /s/  Mark Metzger
                                      ----------------------------------
                                                Mark Metzger